UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): June 26, 2026

LANDA APP 3 LLC

(Exact name of issuer as specified in its charter)

Delaware	87-2881696
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

996 Greenwood Ave NE

Atlanta, GA 30306

(Full mailing address of principal executive offices)

646-905-0931

(Issuer's telephone number, including area code)

Membership Interests:

Landa App 3 LLC - 132 Cornelia Street Brooklyn NY LLC	Landa App 3 LLC - 1363 Hancock Street Brooklyn NY LLC
Landa App 3 LLC - 24 Ditmars Street Brooklyn NY LLC	Landa App 3 LLC - 368 Irwin Street NE Atlanta GA LLC
Landa App 3 LLC - 6696 Mableton Parkway SE Mableton GA LLC	Landa App 3 LLC - 996 Greenwood Avenue NE Atlanta GA LLC

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Dissolution of a Certain Series

As described under Item 9 below, the sole asset of the Series was foreclosed. The Series no longer has any active operations or assets. Accordingly, the Manager has approved the dissolution of this Series in accordance with the Series' Operating Agreement. The dissolution of the Series will be effective upon the final distribution of the sale proceeds to its investors, at which point all outstanding membership interest units of the Series will be cancelled. This dissolution will not affect any other series of Landa App 3 LLC.

Item 9. Other Events

Foreclosure Proceedings

As previously disclosed in the Company's 1-U, which can be found here, the below Series entered into a secured term loan with Mazz Georgia LLC in the original principal amount of $140,000. The foreclosure proceedings were initiated following the maturity of a bridge loan in February, 2026. The foreclosure sale took place on June 2, 2026. As no third–party bid exceeding the secured indebtedness was received, Mazz GA LLC acquired title to the Property at the sale.

As a result of the foreclosure sale, the Series no longer holds title to, or any equity interest in, the Property. The Property remains subject to a senior first–priority security deed in favor of RBI Mortgages LLC, in the original principal amount of $1,070,000.00. The Series did not realize any proceeds from the foreclosure sale. The Series was unable to cure the default or to secure refinancing or alternative financing sufficient to satisfy the Mazz Note within the required timeframe despite commercially reasonable efforts.

Series	Address	Foreclosure Sale Date	Sale Price	Dividends Distributed Per Share	Total Cash Distributed To Date	Offering Price Per Share	Cash Available For Distribution	Dissolution Distribution Per Share
Landa App 3 LLC – 996 Greenwood Ave NE Atlanta Georgia LLC	996 Greenwood Ave NE, Atlanta, Georgia, 30306	06/02/2026	$252,444.16	$1.27	$11,094.46	$24.20	$828.28	$1.39

Any foreclosure or sale of the properties may result in a loss to investors of the Borrower Series or all the Series, as applicable.

See “A Series may be unable to service its indebtedness, which may be secured by its Property, and could result in the Series being forced to sell its Property, which could result in a significant loss to investors in the particular Series” and “Risk Factors – Any adverse changes in the Manager's financial health or our relationship with the Manager or its affiliates could hinder our operating performance and the return on your investment in the Company's Offering Statement” here.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026	LANDA APP 3 LLC

	By:	Landa Holdings, Inc.,
its Manager

	By:	/s/ Sammiya Mujtaba
	Name:	Sammiya Mujtaba
	Title:	Chief Operations Officer